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                                Voyager One, Inc.
                             859 West Court, Suite I
                          Vernon Hills, Illinois 60061



February 15, 2005

U.S. Securities and Exchange Commission
Division of Corporate Finance
Judicial Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549-0404

Attention:        David Ritenour
                  Special Counsel

RE:     VOYAGER ONE, INC.
        WITHDRAWAL OF REGISTRATION STATEMENT ON FORM SB-2, FILED AUGUST 26, 2004 FILE NO. 333-118582

Ladies and Gentlemen:

Pursuant to Rule 477 of Regulation C, this letter is a formal request to withdraw the Registration Statement on Form SB-2, originally filed on August 26, 2004, by Voyager One, Inc. No securities were sold in connection with this offering. We are requesting withdrawal due to changes in our business plan, operations and capital structure.

Please advise if you need any additional information in order for you to consent to our request to withdraw our registration statement.

Sincerely,

Voyager One, Inc.


By: /s/ Sebastien C. DuFort
    -----------------------------------------
    Sebastien C. DuFort, President

cc:  Thomas Jones, Examiner